Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Third Quarter 2023 Financial Results

•	Total revenues increased by 15.3% year over year to RMB460.9 million (US$63.2 million)[1].

•	Income from operations was RMB137.8 million (US$18.9 million), compared to RMB3.7 million for the third quarter of 2022 .

•	Net income was RMB117.4 million (US$16.1 million), compared to RMB-62.3 million for the third quarter of 2022.

•	Adjusted EBITDA (non-GAAP)[2] increased by 215.0% year over year to RMB173.4 million (US$23.8 million)[1].

•	Core net income (non-GAAP)[3] increased by 2625.6% year over year to RMB127.2 million (US$17.4 million)[1].

SHANGHAI, November 22, 2023 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree", the "Company", "we", "us" and "our"), a leading hospitality and restaurant management group in China, today announced its unaudited financial results for the third quarter of 2023. As Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, were all under the control of our founder, Alex S. Xu, until their acquisition by the Company, the Company accounted for the common-control acquisitions by using the pooling of interest method. The consolidated balance sheets and consolidated statements of comprehensive income/(loss) include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control. In this report, the comparative financial data have been restated to reflect the business combinations under common control.

Third Quarter of 2023 Operational Highlights

Hotels

•	A total of 4,185 hotels with 307,010 hotel rooms were in operation as of September 30, 2023.

•	The Company opened 130 hotels during the third quarter of 2023 and had a pipeline of 979 hotels contracted for or under development as of September 30, 2023.

•	The average daily room rate was RMB192 in the third quarter of 2023, an increase of 14.2% from RMB168 in the third quarter of 2022.

1   The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.296 on September 30, 2023 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20220103/.

2   Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities and other general expenses, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the above mentioned definition.

3   Core net income is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), other expense(net of 25% tax), one-time fees and expense, and other general expenses but excludes government subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).

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•	The occupancy rate was 81.2% in the third quarter of 2023, up from 71.1% in the third quarter of 2022.

•	Revenue per available room, or RevPAR, was RMB156 in the third quarter of 2023, a 30.5% year-over-year increase.

Restaurants

•	A total of 206 restaurants were in operation as of September 30, 2023.

•	The AC (average check) was RMB55 in the third quarter of 2023, a 5.7% year-over-year increase.

•	The ADT (average daily tickets) was 119 in the third quarter of 2023, up from 117 in the third quarter of 2022.

•	The ADS (average daily sales per store) was RMB6,548 in the third quarter of 2023, an increase of 7.4% from RMB6,096 in the third quarter of 2022.

"We had a good third quarter with a sustained recovery in tourism and business. The recovery in the hospitality industry continued during the third quarter. RevPAR increased 30.5% year over year, reaching as high as 110.0% of the third quarter of 2019 level in July and August with a surge in the tourist numbers during the summer vacation. While the recovery of RevPAR slowed down gradually in September, it remained healthy. During the Mid-Autumn Festival and the National Day, we ushered in a new round of development and growth.

We continued to focus on improving the profitability of our restaurant business. To this effect, we further expanded the proportion of franchised-and-managed restaurants to 74.8% and the number of street stores to 60, and closed 10 unprofitable stores. In the third quarter of 2023, the ADS of restaurant business recovered to 107.4% of its third quarter of 2022 level.

“We are extremely appreciated for our team, franchisees, and partners for their hard work and supporting each other, which enabled our Group’s stable development in the third quarter of 2023," said Mr. Alex S. Xu, Chairman and Chief Executive Officer of GreenTree.

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Third Quarter of 2023 Financial Results

	Quarter Ended
	September 30, 2022	September 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	82,933,960	114,605,522	10,237	197,549,719
Franchised-and-managed revenues	154,008,269	14,077,204	-	168,085,473
Wholesales and others	4,491,130	29,617,936	-	34,109,066
Total revenues	241,433,359	158,300,662	10,237	399,744,258

	Quarter Ended
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	151,839,044	80,358,490	49,623	232,247,157	31,832,121
Franchised-and-managed revenues	186,043,016	17,153,919	-	203,196,935	27,850,457
Wholesales and others	1,168,017	24,272,083	-	25,440,100	3,486,856
Total revenues	339,050,077	121,784,492	49,623	460,884,192	63,169,434

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	Nine Months Ended
	September 30, 2022	September 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	254,206,326	285,614,441	(219,518)	539,601,249
Franchised-and-managed revenues	429,547,816	32,306,514	-	461,854,330
Wholesales and others	15,055,917	91,902,165	-	106,958,082
Total revenues	698,810,059	409,823,120	(219,518)	1,108,413,661

	Nine Months Ended
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	365,402,970	248,698,564	(1,075,557)	613,025,977	84,022,201
Franchised-and-managed revenues	533,460,017	34,509,812		567,969,829	77,846,742
Wholesales and others	3,393,596	70,704,781		74,098,377	10,156,028
Total revenues	902,256,583	353,913,157	(1,075,557)	1,255,094,183	172,024,971

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Total revenues were RMB460.9 million (US$63.2 million)，a 15.3% year-over-year increase.

Hotel revenues were RMB339.1 million (US$46.5 million), a 40.4% year-over-year increase. The increase was mainly attributable to the recovery in RevPAR and the increase in the number of hotels.

Restaurant revenues were RMB121.8 million (US$16.7 million), a 23.1% year-over-year decrease. The decrease was mainly due to the closure of 85 L&O stores over the past 12 months, and partially offset by an increase in ADS.

Total revenues for the first nine months of 2023 were RMB1,255.1 million (US$172.0 million)[1], representing a 13.2% year-over-year increase.

Total revenues from leased-and-operated, or L&O, hotels and restaurants were RMB232.2 million (US$31.8 million)[1], a 17.6% year-over-year increase.

Total revenues from L&O hotels were RMB151.8 million (US$20.8 million)[1], an 83.1% year-over-year increase. The increase was primarily attributable to a 38.4% year-over-year increase in the RevPAR of L&O hotels and one newly opened L&O hotel in the third quarter of 2023 as compared to the third quarter of 2022.

Total revenues from L&O restaurants were RMB80.4 million (US$11.0 million)[1], a 29.9% year-over-year decrease. The decrease was mainly due to the closure of 85 L&O stores over the past 12 months, and partially offset by an increase in ADS.

Total revenues from L&O hotels and restaurants for the nine months of 2023 were RMB613.0 million (US$84.0 million)[1], a 13.6% year-over-year increase.

Total revenues from franchised-and-managed, or F&M, hotels and restaurants were RMB203.2 million (US$27.9 million), a 20.9% year-over-year increase.

Total revenues from F&M hotels were RMB186.0 million (US$25.5 million), a 20.8% year-over-year increase. The increase was mainly due to a 23.5% increase in F&M hotels’ RevPAR and a net increase of 174 F&M hotels.

Total revenues from F&M restaurants were RMB17.2 million (US$2.4 million), a 21.9% year-over-year increase. The increase was mainly due to a net increase of 23 F&M restaurants.

Total revenues from F&M hotels and restaurants for the first nine months of 2023 were RMB568.0 million (US$77.8 million)[1], a 23.0% year-over-year decrease.

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Total revenues from wholesale and others were RMB25.4 million (US$3.5 million), a 25.4% year-over-year decrease, mainly because of reduced business from supermarkets, partially offset by increased business through distributors. Total revenues from wholesale and others for the first nine months of 2023 were RMB74.1 million (US$10.2 million), a 30.7% year-over-year decrease.

Total operating costs and expenses

	Quarter Ended
	September 30, 2022	September 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	142,631,811	122,529,299	10,237	265,171,347
Selling and marketing expenses	11,435,030	18,148,390	-	29,583,420
General and administrative expenses	54,276,339	17,734,454	-	72,010,793
Other operating expenses	335,350	315,396	-	650,746
Other general expenses	40,288,592	-	-	40,288,592
Total operating costs and expenses	248,967,122	158,727,539	10,237	407,704,898

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	Quarter Ended
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	159,920,582	87,814,484	49,623	247,784,689	33,961,717
Selling and marketing expenses	14,277,225	12,026,085		26,303,310	3,605,169
General and administrative expenses	26,655,780	11,858,500		38,514,280	5,278,821
Other operating expenses	180,515	120,654		301,169	41,279
Other general expenses	11,322,509	-		11,322,509	1,551,879
Total operating costs and expenses	212,356,611	111,819,723	49,623	324,225,957	44,438,865

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	Nine Months Ended
	September 30, 2022	September 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	450,381,839	357,441,041	299,842	808,122,722
Selling and marketing expenses	30,287,636	27,865,825		58,153,461
General and administrative expenses	154,000,741	39,581,650		193,582,391
Other operating expenses	2,384,084	2,556,316		4,940,400
Other general expenses	530,908,302	-		530,908,302
Total operating costs and expenses	1,167,962,602	427,444,832	299,842	1,595,707,276

	Nine Months Ended
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	444,284,960	292,122,643	(560,465)	735,847,138	100,856,242
Selling and marketing expenses	39,115,830	21,411,730		60,527,560	8,295,992
General and administrative expenses	117,191,327	33,197,310		150,388,637	20,612,478
Other operating expenses	1,024,079	7,111,308		8,135,387	1,115,048
Other general expenses	27,296,093	-		27,296,093	3,741,241
Total operating costs and expenses	628,912,289	353,842,991	(560,465)	982,194,815	134,621,001

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Operating costs were RMB247.8 million (US$34.0 million)[1], a 6.6% year-over-year decrease.

Operating costs of the hotel business were RMB159.9 million (US$21.9 million)[1], a 12.1% year-over-year increase. The increase was mainly due to higher personnel costs, higher consumables and higher utilities as business rebounded,as well as higher depreciation and amortization with increase in assets, partially offset by the deconsolidation of Argyle Hotel Management Group (Australia) Pty Ltd., and the disposal of our interest in Urban Hotel Group.

Operating costs of the restaurant business were RMB87.7 million (US$12.0 million)[1], a 28.3% year-over-year decrease. The decrease was mainly due to the closure of 85 L&O stores over the past 12 months.

For the first nine months of 2023, operating costs were RMB735.8 million (US$100.9 million) [1], representing an 8.9% decrease.

Selling and marketing expenses were RMB26.3 million (US$3.6 million)[1], an 11.1% year-over-year decrease.

Selling and marketing expenses of the hotel business were RMB14.3 million (US$2.0million)[1], a 24.9% year-over-year increase. The increase was mainly attributable to higher sales-channel commissions and higher sales staff salaries.

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Selling and marketing expenses of the restaurant business were RMB12.0 million (US$1.6 million)[1], a 33.7% year-over-year decrease. The decrease was mainly attributable to lower sales-channel commissions.

For the first nine months of 2023, selling and marketing expenses were RMB60.5 million (US$8.3 million) [1], a 4.1% increase.

General and administrative, or G&A expenses were RMB38.5 million (US$5.3 million)[1], a 46.5% year-over-year decrease.

G&A expenses of the hotel business were RMB26.7 million (US$3.7 million)[1], a 50.9% year-over-year decrease. The decrease was mainly due to lower bad debts,lower staff related expenses, and lower consulting fees.

G&A expenses of the restaurant business were RMB11.9 million (US$1.6 million)[1], a 33.1% year-over-year decrease. The decrease was mainly due to lower staff related expenses.

General and administrative expenses for the first nine months of 2023 were RMB150.4 million (US$20.6 million) [1], a 22.3% year-over-year decrease.

Other general expenses were RMB11.3 million (US$1.6 million)[1], a 71.9% year-over-year decrease. These expenses include the provisions for loan receivables related to franchisee loans. Other general expenses for the first nine months of 2023 were RMB27.3 million (US$3.7 million) [1], a 94.9% year-over-year decrease.

Gross profit was RMB213.1 million (US$29.2 million)[1], a year-over-year increase of 58.4%. Gross margin was 46.2%, compared to 33.7% a year ago. The gross profit of the hotel business was RMB179.1 million (US$24.6 million)[1], an 81.3% year-over-year increase，with a margin of 52.8%. The gross profit of the restaurant business was RMB34.0 million (US$4.7 million)[1], a 5.0% year-over-year decrease, with a margin of 27.9%. Gross profit for the first nine months of 2023 was RMB519.2 million (US$71.2 million) [1], a 72.9% year-over-year increase.

Income from operations was RMB137.8 million (US$18.9 million)[1] , compared to income from operations of RMB3.7 million in the third quarter of 2022, with a margin of 29.9%.

Income from operations of the hotel business was RMB127.5 million (US$17.5 million)[1], compared to a income from operations of RMB1.3 million in the third quarter of 2022, with a margin of 37.6%.

Income from operations of the restaurant business was RMB10.3 million (US$1.4 million)[1], compared to income from operations of RMB2.4 million in the third quarter of 2022, with a margin of 8.5%.

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Income from operations for the first nine months of 2023 was RMB288.7 million (US$39.6 million) [1] compared to loss from operations of RMB470.6 million in 2022, with a margin of 23.0%.

Net income was RMB117.4 million (US$16.1 million)[1], compared to a net loss of RMB 62.3 million in the third quarter of 2022, and net margin was 25.5%.

Net income of the hotel business was RMB108.5 million (US$14.9 million)[1], compared to a net loss of RMB 61.6 million in the third quarter of 2022, and net margin was 32.0%.

Net income of the restaurant business was RMB8.8 million (US$1.2 million)[1], compared to a net loss of RMB0.6 million in the third quarter of 2022, and net margin was 7.3%.

Net income for the first nine months of 2023 was RMB 294.7 million (US$40.4million)[1], compared to a net loss of RMB 446.8 million in 2022, and net margin was 23.5%.

Adjusted EBITDA (non-GAAP)[2] was was RMB173.4 million (US$23.8 million)[1], a year-over-year increase of 215.0%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 37.6%, compared to 13.8% a year ago. Adjusted EBITDA (non-GAAP) for the first nine months of 2023 was RMB400.3 million (US$54.9 million), a year-over-year increase of 166.0%, with a margin of 21.9%.

Core net income (non-GAAP) was RMB127.2 million (US$17.4 million)[1], increased from 4.67 million for the third quarter of 2022. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, for the third quarter of 2023 was 27.6%, compared to 1.2% one year ago. Core net income (non-GAAP) for the first nine months of 2023 was RMB263.3 million (US$36.1 million)[1], a year-over-year increase of 202.5%.

Earnings per American Depositary Share, or ADS, (basic and diluted) were RMB 1.15 (US$ 0.16)[1], up from RMB-0.59 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) for the third quarter of 2023 was RMB1.25 (US$0.17)[1], up from RMB0.05 a year ago. Earnings per ADS (basic and diluted) for the first nine months of 2023 was RMB2.94 (US$0.40)[1] up from RMB-3.97 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB2.58 (US$0.35)[1] for the nine months of 2023, an increase from RMB0.84 a year ago.

Cash flow Operating cash inflow was RMB154.8 million (US$21.2 million)[1] as a result of income from operations. Investing cash outflow for the third quarter of 2023 was RMB95.1 million (US$13.0 million)[1], which was primarily attributable to purchases of short-term investments, and was partially offset by repayment from franchisees. Financing cash outflow was RMB296.2 million (US$40.6 million)[1], mainly attributable to the repayment of bank loans by the end of the September 30, 2023.

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Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposits. As of September 30, 2023, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,331.4 million (US$182.5 million)[1],compared to RMB1,440.1 million as of June 30, 2023. The decrease was primarily due to repayment of bank loans and investment of property, partially offset by cash from operating activities and repayment from franchisees.

Guidance

Based on our performance in the first nine months of this year, we revise our full year 2023 guidance for the total revenues of our organic hotels upwards. We now expect them to grow 36% to 38% year over year. We expect total combined revenues from our restaurant and organic hotel businesses, for the full year of 2023 to grow 17%-19% over the 2022 levels, reflecting the impact of the closure of restaurants.

The guidance set forth above reflects the Company's current and preliminary views based on its recovery and may not be indicative of the final financial results for any future periods or the full year.

Share Repurchase Transaction

In October 2023, the Company repurchased 554,158 of its ADSs from a single investor at a price of US$4.40 per ADSs, for a total consideration of US$2,438,295.20, in a privately negotiated transaction. The repurchase was made under the auspices of the Company’s share repurchase program, which was authorized by its board of directors in October 2023.

Conference Call

GreenTree's management will hold an earnings conference call at 9:00 PM U.S. Eastern Time on November 21, 2023, (9:00 AM Beijing/Hong Kong Time on November 22, 2023).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272

Mainland China	4001-201-203

US	1-888-346-8982

Hong Kong	800-905-945 or 852-3018-4992

Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

12/27

A telephone replay of the conference call will be available after the conclusion of the live conference call until November 28, 2023.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088

U.S. Toll Free	1-877-344-7529

Canada Toll Free	855-669-9658

Passcode:	8284002

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present them, are useful financial metrics to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

13/27

The terms Adjusted EBITDA and core net income are not defined under U.S. GAAP, and Adjusted EBITDA and core net income are not measures of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company's non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of September 30, 2023, GreenTree had a total number of 4,185 hotels and 206 restaurants. In 2023, HOTELS magazine ranked GreenTree 12th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS' 225. GreenTree was the fourth largest hospitality company in China in 2022 according to the China Hospitality Association. In 2023, GreenTree completed its acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

14/27

Financial Tables and Operational Data Follow

GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	701,332,213	878,440,877	120,400,340
Restricted cash	7,937,397	-	-
Short-term investments	186,031,572	361,091,153	49,491,660
Investments in equity securities	41,361,346	27,841,824	3,816,039
Accounts receivable, net of allowance	140,429,505	129,829,644	17,794,633
Amounts due from related parties	451,786,275	41,646,064	5,708,068
Prepaid rent	-	129,472	17,746
Inventories	30,503,712	26,793,399	3,672,341
Other current assets	142,169,713	137,543,314	18,851,880
Loans receivable, net	181,667,170	126,767,946	17,374,993
Total current assets	1,883,218,903	1,730,083,693	237,127,700

Non-current assets:
Amounts due from a related party	112,360,000	112,360,000	15,400,219
Restricted cash	25,359,592	23,554,601	3,228,427
Long-term time deposits	130,000,000	-	-
Loans receivable, net	177,172,509	85,808,668	11,761,056
Property and equipment, net	899,985,340	857,532,015	117,534,542
Intangible assets, net	174,748,932	170,494,189	23,368,173
Goodwill	128,752,950	128,752,950	17,647,060
Long-term investments	176,854,460	186,318,825	25,537,120
Operating lease right-of-use assets	1,676,544,520	1,574,294,748	215,775,048
Other assets	120,620,533	119,705,771	16,407,041
Deferred tax assets	242,186,616	251,744,672	34,504,478
TOTAL ASSETS	5,747,804,355	5,240,650,132	718,290,864

15/27

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	298,100,000	124,500,000	17,064,145
Long-term bank loans, current portion	-	-	-
Accounts payable	123,522,029	94,473,295	12,948,642
Advance from customers	26,480,779	25,192,181	3,452,876
Amounts due to related parties	24,810,304	25,569,971	3,504,656
Salary and welfare payable	89,343,058	94,372,633	12,934,846
Deferred rent	-	-	-
Deferred revenue	199,656,130	190,662,815	26,132,513
Accrued expenses and other current liabilities	455,519,530	530,299,587	72,683,606
Income tax payable	74,672,133	116,316,300	15,942,475
Dividends payable	-	-	-
Operating lease liabilities, current	271,518,556	311,267,733	42,662,792
Deferred tax liabilities	34,473,265	34,344,492	4,707,304
Total current liabilities	1,598,095,784	1,546,999,007	212,033,855

Long-term bank loans	160,000,000	-	-
Deferred rent	-	-	-
Deferred revenue	232,857,456	220,202,708	30,181,292
Other long-term liabilities	128,196,031	109,216,750	14,969,401
Operating lease liabilities, non-current	1,521,589,481	1,388,610,641	190,324,923
Deferred tax liabilities	63,815,023	41,258,161	5,654,901
Unrecognized tax benefits	350,002,241	393,532,440	53,938,109
TOTAL LIABILITIES	4,054,556,016	3,699,819,707	507,102,481

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	30,508,096
Class B ordinary shares	115,534,210	115,534,210	15,835,281
Paid-in capital	94,000,801	94,000,801	12,883,882
Treasury Stock	(16,971,057)	(16,971,057)	(2,326,077)
Additional paid-in capital	1,911,328,052	1,491,544,647	204,433,203
Retained earnings (Accumulated losses)	(698,677,163)	(426,129,808)	(58,405,950)
Accumulated other comprehensive income	27,732,104	28,659,709	3,928,140
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,655,534,017	1,509,225,572	206,856,575

Non-controlling interests	37,714,322	31,604,854	4,331,806
Total shareholders’ equity	1,693,248,339	1,540,830,426	211,188,381
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,747,804,355	5,240,650,133	718,290,862

16/27

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	197,549,719	232,247,157	31,832,121	539,601,249	613,025,977	84,022,201
Franchised-and-managed revenues	168,085,473	203,196,935	27,850,457	461,854,330	567,969,829	77,846,742
Wholesales and others	34,109,066	25,440,100	3,486,856	106,958,082	74,098,377	10,156,028
Total revenues	399,744,258	460,884,192	63,169,434	1,108,413,661	1,255,094,183	172,024,971

Operating costs and expenses
Operating costs	(265,171,347)	(247,784,689)	(33,961,717)	(808,122,722)	(735,847,138)	(100,856,242)
Selling and marketing expenses	(29,583,420)	(26,303,310)	(3,605,169)	(58,153,461)	(60,527,560)	(8,295,992)
General and administrative expenses	(72,010,793)	(38,514,280)	(5,278,821)	(193,582,391)	(150,388,637)	(20,612,478)
Other operating expenses	(650,746)	(301,169)	(41,279)	(4,940,400)	(8,135,387)	(1,115,048)
Other general expenses	(40,288,592)	(11,322,509)	(1,551,879)	(530,908,302)	(27,296,093)	(3,741,241)
Total operating costs and expenses	(407,704,898)	(324,225,957)	(44,438,865)	(1,595,707,276)	(982,194,815)	(134,621,001)

Other operating income	11,641,661	1,136,022	155,705	16,685,368	15,806,939	2,166,521
Income from operations	3,681,021	137,794,257	18,886,274	(470,608,247)	288,706,307	39,570,491
Interest income and other, net	14,926,702	13,662,038	1,872,538	38,969,260	31,041,389	4,254,576
Interest expense	(5,576,725)	(3,740,491)	(512,677)	(23,018,300)	(13,137,021)	(1,800,579)
Gains (losses) from investment in equity securities	(63,542,030)	365,577	50,106	(41,854,446)	(4,434,821)	(607,843)
Other income, net	20,442,641	1,779,998	243,969	35,194,410	76,749,505	10,519,395
Income before income taxes	(30,068,391)	149,861,379	20,540,210	(461,317,323)	378,925,359	51,936,040

Income tax expense	(32,530,351)	(32,385,239)	(4,438,766)	14,128,239	(83,335,322)	(11,422,056)
Income (loss) before share of gains in equity investees	(62,598,742)	117,476,140	16,101,444	(447,189,084)	295,590,037	40,513,984
Share of loss/(income) in equity investees, net of tax	344,898	(83,027)	(11,380)	420,023	(869,910)	(119,231)
Net income(loss)	(62,253,844)	117,393,113	16,090,064	(446,769,061)	294,720,127	40,394,753
Net loss/(income) attributable to non-controlling interests	1,838,762	227,170	31,136	37,639,230	5,304,468	727,038
Net income attributable to ordinary shareholders	(60,415,082)	117,620,283	16,121,200	(409,129,831)	300,024,595	41,121,791

Net earnings per share
Class A ordinary share-basic and diluted	(0.59)	1.15	0.16	(3.97)	2.94	0.40
Class B ordinary share-basic and diluted	(0.59)	1.15	0.16	(3.97)	2.94	0.40

Net earnings per ADS
Class A ordinary share-basic and diluted	(0.59)	1.15	0.16	(3.97)	2.94	0.40
Class B ordinary share-basic and diluted	(0.59)	1.15	0.16	(3.97)	2.94	0.40

Weighted average shares outstanding
Class A ordinary share-basic and diluted	68,286,954	67,416,046	67,416,046	68,286,954	67,416,046	67,416,046
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments		(68,502)	(9,389)	(9,730,001)	927,605	127,139
Comprehensive income, net of tax	(62,253,844)	117,324,611	16,080,675	(456,499,062)	295,647,732	40,521,892

Comprehensive loss/(income) attributable to non-controlling interests	1,838,762	227,170	31,136	35,856,166	5,304,468	727,038
Comprehensive income (loss) attributable to ordinary shareholders	(60,415,082)	117,551,781	16,111,811	(420,642,896)	300,952,200	41,248,930

17/27

GreenTree Hospitality Group Ltd.

Unaudited Hotel Business Results

	Quarter Ended			Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	82,933,960	151,839,044	20,811,272	254,206,326	365,402,970	50,082,644
Franchised-and-managed revenues	154,008,269	186,043,016	25,499,317	429,547,816	533,460,017	73,116,779
Others	4,491,130	1,168,017	160,090	15,055,917	3,393,596	465,131
Total revenues	241,433,359	339,050,077	46,470,679	698,810,059	902,256,583	123,664,554

Operating costs and expenses
Hotel operating costs	(142,631,811)	(159,920,582)	(21,918,939)	(450,381,839)	(444,284,960)	(60,894,320)
Selling and marketing expenses	(11,435,030)	(14,277,225)	(1,956,856)	(30,287,636)	(39,115,830)	(5,361,271)
General and administrative expenses	(54,276,339)	(26,655,780)	(3,653,479)	(154,000,741)	(117,191,327)	(16,062,408)
Other operating expenses	(335,350)	(180,515)	(24,742)	(2,384,084)	(1,024,079)	(140,362)
Other general expenses	(40,288,592)	(11,322,509)	(1,551,879)	(530,908,302)	(27,296,093)	(3,741,241)
Total operating costs and expenses	(248,967,122)	(212,356,611)	(29,105,895)	(1,167,962,602)	(628,912,289)	(86,199,602)

Other operating income	8,795,882	796,141	109,120	12,713,280	14,587,926	1,999,442
Income from operations	1,262,119	127,489,607	17,473,904	(456,439,263)	287,932,220	39,464,394

Interest income and other, net	14,771,377	13,514,958	1,852,379	38,501,515	30,587,298	4,192,338
Interest expense	(4,820,142)	(3,004,677)	(411,825)	(19,998,754)	(10,896,629)	(1,493,507)
Gains (losses) from investment in equity securities	(63,542,030)	365,577	50,106	(41,854,446)	(4,434,821)	(607,843)
Other income, net	20,321,008	2,150,576	294,761	34,985,625	76,670,199	10,508,525
Income before income taxes	(32,007,668)	140,516,041	19,259,325	(444,805,323)	379,858,267	52,063,907

Income tax expense	(29,954,576)	(31,888,801)	(4,370,724)	21,846,119	(78,620,126)	(10,775,785)
Income (loss) before share of gains in equity investees	(61,962,244)	108,627,240	14,888,601	(422,959,204)	301,238,141	41,288,122

Share of loss/(income) in equity investees, net of tax	344,898	(83,027)	(11,380)	420,023	(869,910)	(119,231)
Net income(loss)	(61,617,346)	108,544,213	14,877,221	(422,539,181)	300,368,231	41,168,891

18/27

GreenTree Hospitality Group Ltd.

Unaudited Restaurant Business Results

	Quarter Ended			Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	114,605,522	80,358,490	11,014,047	285,614,441	248,698,564	34,086,974
Franchised-and-managed revenues	14,077,204	17,153,919	2,351,140	32,306,514	34,509,812	4,729,963
Wholesales and others	29,617,936	24,272,083	3,326,766	91,902,165	70,704,781	9,690,896
Total revenues	158,300,662	121,784,492	16,691,953	409,823,120	353,913,157	48,507,833

Operating costs and expenses
Restaurant operating costs	(122,529,299)	(87,814,484)	(12,035,976)	(357,441,041)	(292,122,643)	(40,038,739)
Selling and marketing expenses	(18,148,390)	(12,026,085)	(1,648,312)	(27,865,825)	(21,411,730)	(2,934,722)
General and administrative expenses	(17,734,454)	(11,858,500)	(1,625,343)	(39,581,650)	(33,197,310)	(4,550,070)
Other operating expenses	(315,396)	(120,654)	(16,537)	(2,556,316)	(7,111,308)	(974,686)
Other general expenses	-	-	-	-	-	-
Total operating costs and expenses	(158,727,539)	(111,819,723)	(15,326,168)	(427,444,832)	(353,842,991)	(48,498,217)

Other operating income	2,845,779	339,881	46,585	3,972,088	1,219,013	167,080
Income from operations	2,418,902	10,304,650	1,412,370	(13,649,624)	1,289,179	176,696

Interest income and other, net	155,325	147,080	20,159	467,745	454,091	62,238
Interest expense	(756,583)	(735,814)	(100,852)	(3,019,546)	(2,240,392)	(307,071)
Gains (losses) from investment in equity securities
Other income, net	121,633	(370,578)	(50,792)	208,785	79,306	10,870
Income before income taxes	1,939,277	9,345,338	1,280,885	(15,992,640)	(417,816)	(57,267)

Income tax expense	(2,575,775)	(496,438)	(68,042)	(7,847,720)	(4,843,969)	(663,921)
Income (loss) before share of gains in equity investees	(636,498)	8,848,900	1,212,843	(23,840,360)	(5,261,785)	(721,188)

Share of loss/(income) in equity investees, net of tax
Net income(loss)	(636,498)	8,848,900	1,212,843	(23,840,360)	(5,261,785)	(721,188)

19/27

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2022	September 30, 2022	September 30, 2022	September 30, 2022
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	82,933,960	114,605,522	10,237	197,549,719
Franchised-and-managed revenues	154,008,269	14,077,204	-	168,085,473
Wholesales and Others	4,491,130	29,617,936	-	34,109,066
Total revenues	241,433,359	158,300,662	10,237	399,744,258

Operating costs and expenses
Operating costs	(142,631,811)	(122,529,299)	(10,237)	(265,171,347)
Selling and marketing expenses	(11,435,030)	(18,148,390)	-	(29,583,420)
General and administrative expenses	(54,276,339)	(17,734,454)	-	(72,010,793)
Other operating expenses	(335,350)	(315,396)	-	(650,746)
Other general expenses	(40,288,592)	-	-	(40,288,592)
Total operating costs and expenses	(248,967,122)	(158,727,539)	(10,237)	(407,704,898)

Other operating income	8,795,882	2,845,779	-	11,641,661
Income from operations	1,262,119	2,418,902	-	3,681,021

20/27

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	151,839,044	80,358,490	49,623	232,247,157
Franchised-and-managed revenues	186,043,016	17,153,919	-	203,196,935
Wholesales and Others	1,168,017	24,272,083	-	25,440,100
Total revenues	339,050,077	121,784,492	49,623	460,884,192

Operating costs and expenses
Operating costs	(159,920,582)	(87,814,484)	(49,623)	(247,784,689)
Selling and marketing expenses	(14,277,225)	(12,026,085)	-	(26,303,310)
General and administrative expenses	(26,655,780)	(11,858,500)	-	(38,514,280)
Other operating expenses	(180,515)	(120,654)	-	(301,169)
Other general expenses	(11,322,509)	-	-	(11,322,509)
Total operating costs and expenses	(212,356,611)	(111,819,723)	(49,623)	(324,225,957)

Other operating income	796,141	339,881	-	1,136,022
Income from operations	127,489,607	10,304,650	-	137,794,257

21/27

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net (loss) income	(62,253,843)	117,393,115	16,090,065	(446,769,061)	294,720,127	40,394,754

Depreciation and amortization	22,081,118	25,147,034	3,446,688	101,930,149	91,972,633	12,605,898
Impairment of long lived assets	4,093,856	-	-	60,306,705	2,900,000	397,478
Impairment of goodwill	-	-	-	91,236,480	-	-
Share of (gains) losses in equity method investments	(344,898)	83,027	11,380	(420,023)	869,910	119,231
Non-cash lease expense	68,815,360	58,627,753	8,035,602	110,474,620	193,450,844	26,514,644
Loss from disposal of a subsidiary	1,316,908	-	-	15,261,833	1,223,952	167,757
Interest income	-229,760	(2,025,838)	-277,664	(492,094)	(3,683,748)	(504,900)
Bad debt expense	57,826,972	18,349,856	2,515,057	398,673,400	37,029,330	5,075,292
Losses and impairment (Gains) on equity securities held	63,542,030	(365,577)	(50,106)	41,854,446	4,434,821	607,843
(Gains) losses on disposal of property and equipment	(80,389)	10,173	1,394	2,969,646	238,014	32,623
Foreign exchange (gains) losses	5,896,210	819,037	112,258	(6,127,943)	(269,162)	(36,892)
Share-based compensation	(78,215)	(11,998)	(1,644)	192,924	16,594	2,274
Common control acquisition	-	(2)	-	519,360	515,090	70,599
Changes in operating assets and liabilities	(6,986,268)	(63,241,769)	(8,668,006)	(72,075,424)	(155,524,939)	(21,316,466)
Net cash provided by operating activities	153,599,081	154,784,811	21,215,024	297,535,018	467,893,466	64,130,135

Investing activities:
Purchases of property and equipment	(30,565,776)	(833,691)	(114,267)	(61,337,333)	(72,566,925)	(9,946,125)
Purchases of intangible assets	(224,507)	185,683	25,450	(284,722)	(166,598)	(22,834)
Proceeds from disposal of property and equipment	(673,270)	(29,960)	(4,106)	1,615,553	14,666,721	2,010,241
Purchases of investments	(33,200,000)	(150,860,480)	-20,677,149	(82,060,000)	(202,230,480)	(27,717,993)
Proceeds from investments	70,152,639	27,211,463	3,729,641	576,447,988	198,654,647	27,227,885
Loan advances	42,299,295	35,263,176	4,833,220	137,226,663	110,801,825	15,186,654
Loan collections	(18,205,540)	(6,058,982)	(830,453)	(219,073,700)	(16,033,578)	(2,197,585)
Net cash (used in) provided by investing activities	29,582,841	(95,122,791)	(13,037,664)	352,534,449	33,125,612	4,540,243

Financing activities:
Distribution to the shareholders	-	-	-	(40,999,458)	-	-
Loan from non- controlling interest	-	-	-	300,000	-	-
Repayment of short-term borrowings	(31,743,600)	(296,200,000)	(40,597,588)	(200,843,600)	(450,600,000)	(61,759,868)
Proceeds from bank borrowings	64,368,600	-	-	89,668,600	117,000,000	16,036,184
Capital contribution from non-controlling interest holders	2,000,000	-	-	400,000	-	-
Net cash provided by (used in) financing activities	34,625,000	(296,200,000)	(40,597,588)	(151,474,458)	(333,600,000)	(45,723,684)
						-
Effect of exchange rate changes on cash and cash equivalents	2,792,626	(395,858)	(54,257)	3,442,014	(52,807)	(7,238)

Net (decrease) increase in cash and cash equivalents	220,599,548	(236,933,838)	(32,474,485)	502,037,023	167,366,271	22,939,456
Cash and cash equivalents at the beginning of the period	666,890,395	1,138,929,312	156,103,250	385,452,920	734,629,202	100,689,309
Cash and cash equivalents at the end of the period	887,489,943	901,995,474	123,628,765	887,489,943	901,995,473	123,628,765

22/27

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net income	(62,253,843)	117,393,115	16,090,065	(446,769,061)	294,720,127	40,394,754

Deduct:
Other operating income	11,641,661	1,136,022	155,705	16,685,368	15,806,939	2,166,521
Interest income and other, net	14,926,702	13,662,038	1,872,538	38,969,260	31,041,389	4,254,576
Gains from investment in equity securities	-	-	-	-	-	-
Share of gain in equity investees, net of tax	344,898	-	-	420,023	-	-
Other income, net	20,442,641	1,779,998	243,969	35,194,410	76,749,505	10,519,395

Add:
Other operating expenses	650,746	301,169	41,279	4,940,400	8,135,387	1,115,048
Other general expenses	40,288,592	11,322,509	1,551,879	530,908,302	27,296,093	3,741,241
Income tax expenses (benefits)	32,530,351	32,385,239	4,438,766	(14,128,239)	83,335,322	11,422,056
Share of loss in equity investees, net of tax	-	83,027	11,380	-	869,910	119,231
Interest expenses	5,576,725	3,740,491	512,677	23,018,300	13,137,021	1,800,579
Depreciation and amortization	22,081,118	25,147,034	3,446,688	101,930,149	91,972,633	12,605,898
Losses from investment in equity securities	63,542,030	(365,577)	(50,106)	41,854,446	4,434,821	607,843
Adjusted EBITDA (Non-GAAP)	55,059,817	173,428,949	23,770,416	150,485,236	400,303,481	54,866,158

	Quarter Ended			Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net income	(62,253,843)	117,393,115	16,090,065	(446,769,061)	294,720,127	40,394,754

Deduct:
Government subsidies (net of 25% tax)	5,914,992	-	-	7,166,057	6,671,305	914,378
Gains from investment in equity securities (net of 25% tax)	(16,265,688)	-	-	-	-	-
Other income (net of 25% tax)	15,331,981	1,334,999	182,977	26,395,808	57,562,129	7,889,546

Add:
Share-based compensation	(78,215)	(11,998)	(1,644)	192,924	16,594	2,274
Losses from investments in equity securities (net of 25% tax)	31,390,835	(274,183)	(37,580)	31,390,835	3,326,116	455,882
One-time fees and expenses	301,519	125,783	17,240	4,889,605	2,181,773	299,037
Other general expenses	40,288,592	11,322,509	1,551,879	530,908,302	27,296,093	3,741,241
Impairment charges and provisions for other assets	-	-	-	-	-	-
Core net income (Non-GAAP)	4,667,603	127,220,227	17,436,983	87,050,740	263,307,269	36,089,264

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.05	1.25	0.17	0.84	2.58	0.35
Class B ordinary share-basic and diluted	0.05	1.25	0.17	0.84	2.58	0.35

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Hotel Operational Data

	September 30, 2022	September 30, 2023
Total hotels in operation:	4,763	4,185
Leased and owned hotels	69	64
Franchised hotels	4,694	4,121
Total hotel rooms in operation	337,111	307,010
Leased and owned hotels	7,224	7,093
Franchised hotels	329,887	299,917
Number of cities	370	354

	Quarter Ended
	2022 Q3	2023 Q3
Occupancy rate (as a percentage)
Leased-and-owned hotels	63.0%	79.0%
Franchised hotels	71.3%	81.3%
Blended	71.1%	81.2%
Average daily rate (in RMB)
Leased-and-owned hotels	237	268
Franchised hotels	167	190
Blended	168	192
RevPAR (in RMB)
Leased-and-owned hotels	149	212
Franchised hotels	119	155
Blended	120	156

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	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Mid-to-up-scale	544	455	48,381	43,485
GreenTree Eastern	210	224	22,598	23,639
Deepsleep Hotel	7	7	467	534
Gem	52	61	4,728	5,372
Gya	67	71	5,719	5,899
Vx	85	92	7,405	8,041
Urban Garden and others	123	0	7,464	0
Mid-scale	3,050	2,965	236,871	230,655
GreenTree Inn	2,255	2,282	182,842	182,041
GT Alliance	533	552	38,312	39,379
GreenTree Apartment	19	20	1,260	1,308
Vatica	111	111	8,007	7,927
City 118 Selected and others	132	0	6,450	0
Economy hotels	1,169	765	51,859	32,870
Shell	668	765	28,917	32,870
City 118 and others	501	0	22,942	0
Total	4,763	4,185	337,111	307,010

Restaurant Operational Data

	September 30, 2022	September 30, 2023
Total restaurants in operation:	268	206
Leased and owned restaurants	137	52
Franchised restaurants	131	154
Number of cities	64	53
Da Niang Dumplings	234	171
Bellagio	34	35
Total restaurants in operation:	268	206

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	Quarter Ended
	2022 Q3	2023 Q3
ADT
Leased-and-owned restaurants	137	161
Franchised restaurants	97	105
Blended	117	119
AC (in RMB)
Leased-and-owned restaurants	58	86
Franchised restaurants	42	39
Blended	52	55
ADS (in RMB)
Leased-and-owned restaurants	8,004	13,740
Franchised restaurants	4,101	4,119
Blended	6,096	6,548

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For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Mr. Allen Wang

Phone: +86-181-0184-0639

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jerry.xu@christensencomms.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: karen.hui@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

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